VIA EDGAR

December 28, 2017

Scott Anderegg

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Azure Power Global Limited Registration Statement on Form F-3 Filed December 20, 2017 File No. 333-222171

Dear Mr. Anderegg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission of the effective date of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”), of Azure Power Global Limited so that the Registration Statement may become effective at 4:00 p.m., Eastern Time, on December 29, 2017, or as soon thereafter as practicable.

Thank you for your assistance in this matter.

Very truly yours,

Azure Power Global Limited

By:	/s/ Sushil Bhagat
Name:	Sushil Bhagat
Title:	Chief Financial Officer

cc: Shuang Zhao

Cleary Gottlieb Steen & Hamilton LLP